QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

DYNAMIC POWER CORPORATION

November 6, 2002

Board of Directors
Clary Corporation
1960 South Walker Avenue
Monrovia, California 91016

Dear Sirs:

        Dynamic Power Corporation ("DPC"), a newly formed corporation holding binding commitments to acquire all of the shares of Clary Corporation common stock owned by Addmaster Corporation and certain members of the John G. Clary family, hereby presents a proposal for your consideration. We propose to acquire all of the outstanding shares of Clary Corporation common stock not already owned by Addmaster or the Clary family at $2.00 per share in cash. Clary Corporation's common stock has traded in the range of $0.75 to $1.30 per share over the last three months with an estimated un-weighted average trade of $1.13. Our proposal represents a 77% premium over this average trade.

        We believe that our all-cash offer to acquire all of your outstanding shares (other than those already committed to be held by DPC) presents an excellent opportunity for your shareholders to realize a premium for their shares at a fair price.

        As you know, Clary Corporation has attempted to enhance shareholder value over the years through such measures as improving its structural organization, developing its product line and strengthening its financial base. However due to its limited success and concern regarding shareholder value, Clary Corporation and its largest shareholder, Addmaster, engaged The Mentor Group in March of this year to conduct a valuation study to estimate the range of market values of the common stock of Clary Corporation.

        We believe the difficulties that Clary Corporation faces in increasing its stock's performance is attributable to three factors, all of which are generally beyond the control of management.

        The first factor is the very limited liquidity of the stock. With few shares outstanding and Clary Corporation's small market capitalization, Clary Corporation attracts little attention among brokers and dealers who are necessary to promote and sell the Clary shares. Also, limited liquidity limits the ability for even a small number of shares to be sold without negatively impacting the stock price.

        The second problematic factor is the nature of Clary Corporation's business and its customers. Approximately two-thirds of sales are to government entities, principally the military and municipalities. While business has been steadily improving on average, these entities have unpredictable and erratic buying cycles. Clary Corporation's unpredictable quarterly sales and profits can be partially attributed to these erratic buying cycles, which also then results in a negative impact on the Clary stock price.

        The third factor is simply one of size. Clary Corporation's costs to operate a publicly-traded corporation given its expected revenue are a disproportionate burden on its net income and its management's energies. Recent legislative and regulatory corporate governance reforms will aggravate this condition.

        Therefore, we believe that providing an all-cash premium to existing shareholders at a fair price and operating Clary Corporation as a private enterprise is the best alternative given the public-market focus on short-term earnings and predictable quarterly results. This will give Clary Corporation greater flexibility to make investment and operating decisions based on long-term strategic goals without the concern that a public company must have for the public market's short-term expectations. Following a successful acquisition, it is our intent to de-register and de-list Clary Corporation from the Pacific Exchange and operate it as a privately-held company.

        We have positioned ourselves to acquire a substantial percentage of the issued and outstanding shares of Clary Corporation. Pursuant to certain executed share exchange agreements, Addmaster and certain members of the Clary family will transfer their shares of Clary Corporation common stock to us. Also pursuant to such share exchange agreements, Addmaster and the Clary family members have granted an irrevocable proxy to DPC to vote their Clary Corporation shares. Upon the effectiveness of the share exchange agreements, we will hold beneficial ownership of approximately 55.7% of the issued and outstanding shares of Clary Corporation.

        To facilitate this transaction, we have engaged O'Melveny & Myers LLP as legal advisor. Addmaster intends to finance DPC's acquisition of Clary Corporation pursuant to a note agreement. We are ready to negotiate a definitive merger agreement that would contain customary terms and conditions for transactions of this type. Representatives of O'Melveny & Myers LLP are available to meet with you to discuss this proposal at your earliest convenience.

        Although prepared to move quickly, we appreciate and respect your need to conduct an appropriate process in evaluating its proposal. However, time is of the essence and your prompt consideration to this proposal is requested. Accordingly, while we reserve the right to terminate our proposal earlier, we plan to terminate or withdraw the proposal if a definitive agreement has not been executed by December 20, 2002.

Very truly yours,
/s/ JOHN G. CLARY John G. Clary Chief Executive Officer Dynamic Power Corporation

QuickLinks

EXHIBIT 99.2